Contact

www.linkedin.com/in/acrutt
(LinkedIn)

Top Skills

Digital Strategy
Go-to-Market Strategy
Software as a Service (SaaS)

Alex Cruttenden

Product at Elevate Money
Corona del Mar, California, United States

Experience

Elevate.Money

Chief Product Officer
May 2020 - Present (3 years 8 months)
Newport Beach, California, United States

Blast

4 years 1 month

Product Manager
January 2019 - March 2021 (2 years 3 months)
Newport Beach, CA

Designer
March 2017 - January 2019 (1 year 11 months)
Newport Beach, CA

Acorns

Jr. Designer
June 2014 - March 2017 (2 years 10 months)
Newport Beach

Education

Chapman University

Bachelor of Science (BS), Computer Information Systems · (2009 - 2014)